Exhibit 1


CemTech Industries Limited                                 March 13, 2002
7373 N. Scottsdale Road
Scottsdale, AZ 85253-3506


Dear Shareholders:

     I am announcing to you today as my last official act as a Director of CemTeck Industries Limited, my resignation as a Director, effective immediately.


Yours Truly

Per /s/ Hongtao Zhang
-----------------------
Dr. Hontao Zhang, PhD.